Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED

SEPTEMBER 30, 2020 AND 2019

(Expressed in United States Dollars)

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of United States dollars - unaudited)

		Restated (Note 2c)
	September 30, 2020	December 31, 2019	January 1, 2019
Assets
Current assets
Cash and cash equivalents	$28,395	$4,828	$5,017
Accounts receivable	11,746	7,048	5,726
Investments (Note 5)	13,938	-	-
Right of first refusal receivable	-	12,000	-
Prepaid expenses and other	704	483	267
Total current assets	54,783	24,359	11,010

Non-current assets
Royalty, stream and other interests (Note 4)	266,534	281,405	198,091
Investments (Note 5)	1,000	7,148	4,458
Deferred financing costs and other	1,069	1,400	823
Deferred tax asset (Note 12)	2,010	823	823
Total assets	$325,396	$315,135	$215,205

Liabilities
Current liabilities
Trade payables and other	$3,424	$2,521	$1,954
Deferred revenue (Note 3)	4,167	-	-
Income taxes payable (Note 3)	5,303	712	759
Dividend payable (Note 7e)	-	1,196	-
Total current liabilities	12,894	4,429	2,713

Non-current liabilities
Credit facility (Note 6)	35,000	69,000	12,300
Total liabilities	47,894	73,429	15,013

Equity
Capital and reserves
Share capital (Note 7a)	258,278	237,509	187,028
Reserves	10,484	14,009	13,298
Accumulated other comprehensive income	5,202	1,262	2,077
Retained earnings (deficit)	3,538	(11,074)	(2,211)
Total equity	277,502	241,706	200,192
Total liabilities and equity	$325,396	$315,135	$215,205

Contractual Obligations (Note 15)

Subsequent events (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director “signed” Dan O’Flaherty, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income and Comprehensive Income

(in thousands of United States dollars, except for per share and share data – unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019 Restated (Note 2c)	2020	2019 Restated (Note 2c)
Royalty revenue (Note 13)	$8,689	$6,469	$22,549	$15,056
Sales (Note 13)	6,162	4,085	12,563	8,157
Total revenue	14,851	10,554	35,112	23,213

Cost of sales, excluding depletion	(1,522)	(1,215)	(3,392)	(2,712)
Depletion (Note 4)	(4,610)	(4,526)	(11,960)	(9,702)
Total cost of sales	(6,132)	(5,741)	(15,352)	(12,414)
Gross profit	8,719	4,813	19,760	10,799

Administration expenses (Note 8)	(1,052)	(1,334)	(3,540)	(3,304)
Project evaluation expenses (Note 8)	(642)	(578)	(2,550)	(1,916)
Income from operations	7,025	2,901	13,670	5,579

Other income and expenses
Gain on amendment of royalty interest (Note 3)	9,291	-	9,291	-
Foreign exchange gain (loss)	396	(143)	160	(213)
Other income (expense)	2,910	6	2,840	(96)
Finance expense	(588)	(507)	(2,095)	(1,089)
Income before income taxes	19,034	2,257	23,866	4,181

Income tax expense (Note 3 & 12)	(4,597)	(454)	(5,493)	(610)
Net income for the period	$14,437	$1,803	$18,373	$3,571

Earnings per share (Note 9)
Basic earnings per share	$0.11	$0.02	$0.15	$0.03
Diluted earnings per share	$0.11	$0.02	$0.14	$0.03

Weighted average number of common shares outstanding:
Basic	128,173,686	108,023,764	123,361,892	107,927,942
Diluted	133,985,765	118,616,699	133,728,774	117,593,148

Other Comprehensive Income
Net income for the period	$14,437	$1,803	$18,373	$3,571
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments (Note 5)	4,206	(588)	3,940	(783)
Comprehensive income for the period	$18,643	$1,215	$22,313	$2,788

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of United States dollars - unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019 Restated (Note 2c)	2020	2019 Restated (Note 2c)
Operating activities
Net income for the period	$14,437	$1,803	$18,373	$3,571

Depletion and amortization	4,647	4,544	12,070	9,756
Income tax expense	4,597	454	5,493	610
Share-based compensation	375	383	1,290	1,374
Finance expense	588	507	2,095	1,089
Foreign exchange (gain) loss	(33)	72	(60)	47
Unrealized (gain) loss on warrants	(2,902)	(16)	(2,828)	107
Income taxes paid	(1,577)	(91)	(2,089)	(954)
Gain on amendment of royalty interest (Note 3)	(9,291)	-	(9,291)	-
Changes in non-cash working capital (Note 10)	2,951	(1,622)	201	(2,095)
Net cash provided by operating activities	$13,792	$6,034	$25,254	$13,505

Investing activities
Net proceeds from amendment of royalty interest (Note 3)	12,231	-	12,231	-
Acquisition of royalty, stream and other interests	46	(39,967)	32	(47,675)
Acquisition of investments and other	-	(3,037)	(1,000)	(3,049)
Right of first refusal proceeds	-	-	12,000	-
Net cash provided by (used in) investing activities	$12,277	$(43,004)	$23,263	$(50,724)

Financing activities
Proceeds from credit facility (Note 6)	-	39,500	20,000	44,000
Repayment of credit facility (Note 6)	(41,000)	(1,000)	(54,000)	(5,300)
Financing costs and interest paid	(746)	(561)	(2,005)	(1,544)
Dividends paid (Note 7e)	(2,564)	-	(4,957)	-
Proceeds from exercise of warrants and stock options (Note 7b & 7c)	177	-	15,955	152
Net cash (used in) provided by financing activities	$(44,133)	$37,939	$(25,007)	$37,308

Effect of exchange rate changes on cash and cash equivalents	40	(75)	57	(42)
(Decrease) increase in cash and cash equivalents	(18,024)	894	23,567	47
Cash and cash equivalents at the beginning of the period	46,419	4,170	4,828	5,017
Cash and cash equivalents at the end of the period	$28,395	$5,064	$28,395	$5,064

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income $	Retained earnings/ (deficit) $	Total equity $
As at December 31, 2019 - Restated (Note 2c)	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,702
Total comprehensive income	-	-	-	-	3,940	18,373	22,313
Dividends declared (Note 7e)	-	-	-	-	-	(3,761)	(3,761)
Shares issued for warrants exercised (Note 7b)	8,250,000	19,922	(4,390)	-	-	-	15,532
Shares issued for options exercised (Note 7c)	410,580	812	-	(390)	-	-	422
Share-based compensation	9,240	35	-	1,255	-	-	1,290
As at September 30, 2020	128,248,309	258,278	6,609	3,875	5,202	3,538	277,502

As at December 31, 2018 - Restated (Note 2c)	107,715,646	187,028	10,999	2,299	2,077	(2,211)	200,192
Total comprehensive income	-	-	-	-	(783)	3,571	2,788
Shares issued for options exercised (Note 7c)	189,000	332	-	(180)	-	-	152
Share-based compensation	125,205	504	-	869	-	-	1,373
As at September 30, 2019 - Restated (Note 2c)	108,029,851	187,864	10,999	2,988	1,294	1,360	204,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the ticker symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a Gross Revenue Royalty (“GRR”) or after deducting specified costs (a Net Smelter Returns (“NSR”) royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on November 12, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the “2019 Annual Financial Statements”).

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s 2019 Annual Financial Statements, with the exception of the additional COVID-19 estimation uncertainty described below and the new accounting policy described in Note 2(c). The Company’s interim results are not necessarily indicative of its results for a full year.

COVID-19 Estimation Uncertainty

In preparing the consolidated financial statements, the Company makes judgements, estimates and assumptions in applying its accounting policies. As disclosed in the 2019 Annual Financial Statements, sources of estimation uncertainty include attributable reserve and resource estimates, fair value of acquired royalty, stream and other interests, impairment of royalty, stream and other interests and income taxes.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines in which the Company holds a Royalty or Stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at September 30, 2020, the Company has not recorded any adjustments related to the COVID-19 pandemic.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

B.	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“USD”) (Note 2c), unless otherwise noted. Certain comparative figures have been adjusted to conform to the current period presentation.

C.	Presentation Currency

Effective January 1, 2020, the Company elected to change its presentation currency from the Canadian dollar (“CAD”) to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency. The USD presentation currency is consistent with the functional currency of the Company and its principal subsidiaries.

3.	ROYALTY AMENDMENT

In September 2020, Maverix closed an agreement with Karora Resources Inc. to reduce the gold royalty on the Beta Hunt mine from 7.5% to 4.75%, effective July 1, 2020 (the “Amendment”). Upon closing the Amendment, Maverix received $13.0 million for the reduction of its royalty interest in the Beta Hunt mine and received $2.5 million of the $5.0 million one-time bonus royalty (the “Bonus Royalty Payment”). The remaining $2.5 million of the Bonus Royalty Payment owing is due in January 2021. The Bonus Royalty Payment was recorded as deferred revenue and will be amortized into royalty revenue over approximately one and a half years. The Company has recorded $3.1 million in tax expense during the period as a result of the Amendment.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

4.	ROYALTY, STREAM AND OTHER INTERESTS

As at and for the nine months ended September 30, 2020:

		Cost			Accumulated Depletion
		Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount
	Country	$	$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	(5,454)	9,421	(6,638)	(586)	2,581	(4,643)	4,778
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	7,710	14	7,724	(1,516)	(676)	-	(2,192)	5,532
Florida Canyon	USA	12,823	-	12,823	(2,189)	(513)	-	(2,702)	10,121
Friday - Petsite	USA	1,000	-	1,000	-	-	-	-	1,000
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	63,324	-	63,324	(1,950)	(1,257)	-	(3,207)	60,117
Karma	BFA	20,080	-	20,080	(4,063)	(1,327)	-	(5,390)	14,690
La Colorada	MEX	17,400	-	17,400	(3,262)	(726)	-	(3,988)	13,412
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(1,544)	(635)	-	(2,179)	1,521
Moss	USA	20,283	-	20,283	(1,617)	(2,387)	-	(4,004)	16,279
Mt. Carlton	AUS	9,436	-	9,436	(4,637)	(1,495)	-	(6,132)	3,304
Omolon	RUS	10,076	17	10,093	(399)	(1,697)	-	(2,096)	7,997
San Jose	MEX	5,500	-	5,500	(2,301)	(430)	-	(2,731)	2,769
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,593)	(180)	-	(2,773)	528
Other	Various	68,134	(69)	68,065	(926)	(51)	-	(1,061)	67,088
Total(1)		315,494	(5,492)	310,002	(34,089)	(11,960)	2,581	(43,552)	266,534

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $98.6 million in the United States, $71.5 million in Canada, $19.8 million in Mexico, $14.8 million in Burkina Faso, $10.1 million in Chile, $10.0 million in Australia, $8.4 million in Peru, $8.0 million in Russia, $5.5 million in Honduras, $5.2 million in Dominican Republic, $4.0 million in Cote d’Ivoire, $3.5 million in Ghana, $3.2 million in Argentina and $3.9 million in other various countries.

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2019:

		Cost			Accumulated Depletion
		Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount
	Country	$	$	$	$	$		$	$
Amulsar	ARM	14,241	-	14,241	-	-	(14,241)	(14,241)	-
Beta Hunt	AUS	14,875	-	14,875	(4,886)	(1,752)	-	(6,638)	8,237
Cerro Casale	CHL	-	7,053	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	-	9,068	9,068	-	-	-	-	9,068
El Mochito	HON	-	7,710	7,710	-	(1,516)	-	(1,516)	6,194
Florida Canyon	USA	12,215	608	12,823	(1,516)	(673)	-	(2,189)	10,634
Friday - Petsite	USA	-	1,000	1,000	-	-	-	-	1,000
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	23,305	40,019	63,324	(772)	(1,178)	-	(1,950)	61,374
Karma	BFA	20,073	7	20,080	(2,347)	(1,716)	-	(4,063)	16,017
La Colorada	MEX	17,400	-	17,400	(2,338)	(924)	-	(3,262)	14,138
McCoy-Cove	USA	12,004	6,549	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(852)	(692)	-	(1,544)	2,156
Moss	USA	20,273	10	20,283	(70)	(1,547)	-	(1,617)	18,666
Mt. Carlton	AUS	9,436	-	9,436	(3,621)	(1,016)	-	(4,637)	4,799
Omolon	RUS	-	10,076	10,076	-	(399)	-	(399)	9,677
San Jose	MEX	5,500	-	5,500	(1,747)	(554)	-	(2,301)	3,199
Silvertip	CAN	4,340	-	4,340	(101)	(353)	-	(454)	3,886
Vivien	AUS	3,293	8	3,301	(2,030)	(563)	-	(2,593)	708
Other	Various	39,504	28,630	68,134	(628)	(298)	-	(926)	67,208
Total(1)		218,997	110,738	329,735	(20,908)	(13,181)	(14,241)	(48,330)	281,405

(1)	Total royalty, stream, and other interests include carrying amounts in the following countries: $101.6 million in the United States, $73.4 million in Canada, $20.9 million in Mexico, $16.1 million in Burkina Faso, $15.1 million in Australia, $10.1 million in Chile, $9.7 million in Russia, $8.4 million in Peru, $6.2 million in Honduras, $5.2 million in Dominican Republic, $4.0 million in Cote d’Ivoire, $3.5 million in Ghana, $3.2 million in Argentina and $4.0 million in other various countries.

5.	INVESTMENTS

As at and for the nine months ended September 30, 2020:

	Balance at December 31, 2019	Additions	Disposals	Transfers	Fair Value Adjustments	Balance at September 30, 2020
Short-term investments
Common shares(1)	$-	$-	$-	$7,020	$3,940	$10,960
Warrants(2)	-	7	-	142	2,828	2,978
Total short-term investments	$-	$7	$-	$7,162	$6,768	$13,938

Non-current investments
Common shares(1)	$7,006	$1,519	$(1,505)	$(7,020)	$-	$-
Convertible debenture(2)	-	1,000	-	-	-	1,000
Warrants(2)	142	-	-	(142)	-	-
Total non-current investments	$7,148	$2,519	$(1,505)	$(7,162)	$-	$1,000
Total investments	$7,148	$2,526	$(1,505)	$-	$6,768	$14,938

(1)	Fair value adjustments recorded within Other comprehensive income for the period.
(2)	Fair value adjustments recorded within Net income for the period.

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

In April 2020, the Company acquired a $1.0 million convertible debenture (the “Debenture”). The Debenture has a two year term, bears interest at 12% per annum and is convertible into up to 19.9% of the total issued and outstanding capital stock of the owner of the El Mochito mine, the right to purchase an additional 3% of the silver from the operating El Mochito mine on the same terms as the existing El Mochito silver Stream, or a 0.3% NSR Royalty on all metals produced from any mining properties or projects owned by the owner of the El Mochito mine.

As at and for the year ended December 31, 2019:

	Balance at December 31, 2018	Additions	Disposals	Fair Value Adjustments	Balance at December 31, 2019
Common shares	$4,224	$3,597	$-	$(815)	$7,006
Warrants	234	-	-	(92)	142
Total investments	$4,458	$3,597	$-	$(907)	$7,148

6.	CREDIT FACILITY

The following table summarizes the Company’s $120.0 million revolving credit facility (“Credit Facility”) as at September 30, 2020 and changes during the period then ended:

Credit Facility
Balance at December 31, 2018	$12,300
Proceeds	62,000
Repayment	(5,300)
Balance at December 31, 2019	69,000
Proceeds	20,000
Repayment	(54,000)
Balance at September 30, 2020	$35,000

Amortization of the deferred financing costs related to the Credit Facility for the three and nine months ended September 30, 2020 was $0.1 million and $0.2 million, respectively ($0.1 million and $0.2 million for the comparable periods in 2019). As at September 30, 2020 the Company was in compliance with all of the covenants related to the Credit Facility.

7.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

A listing of the Company’s outstanding warrants as at September 30, 2020 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
10,000,000

In June 2020, 8,250,000 common share purchase warrants were exercised for gross proceeds of $15.6 million to the Company. The common share price was $4.29 per share at the time the warrants were exercised.

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

c)	Share Based Payments - Share Option Plan

The following table summarizes stock options which were outstanding and exercisable as at September 30, 2020 and 2019 and changes during the periods then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2018	3,176,518	$2.28
Granted	943,252	$5.25
Exercised	(189,000)	$1.08
Forfeited	(5,000)	$5.18
Balance at September 30, 2019	3,925,770	$3.04

Balance at December 31, 2019	3,834,119	$3.31
Granted	953,255	$5.21
Exercised	(410,580)	$1.34
Forfeited	(67,910)	$5.17
Balance at September 30, 2020	4,308,884	$3.89

Options which have vested and are exercisable as at September 30, 2020	2,706,100	$3.03

A summary of the Company’s outstanding stock options as at September 30, 2020 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
525,750	$1.08	April 10, 2021
722,408	$2.80	April 28, 2022
156,081	$2.80	June 1, 2022
852,735	$3.30	May 31, 2023
848,252	$5.18	April 3, 2024
50,000	$6.48	August 1, 2024
268,313	$5.83	December 12, 2024
855,345	$5.17	March 10, 2025
30,000	$6.54	September 24, 2025
4,308,884

The following are the weighted-average assumptions used in the Black-Scholes Model to estimate the fair value of stock options granted for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Risk-free interest rate	0.5%	1.6%
Expected volatility	45%	48%
Expected life	3 years	3 years
Expected dividend yield	1.1%	Nil

The weighted-average common share price during the three and nine months ended September 30, 2020 was $4.52 and $4.64 per share at the time the options were exercised, respectively (no options were exercised and $3.96 per share for the comparable periods in 2019). The weighted average remaining contractual life of the options as at September 30, 2020 was 2.86 years (2019: 3.09 years).

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

d)	Share Based Payments – Restricted Share Unit (“RSU”) Plan

The following table summarizes RSUs which were outstanding as at September 30, 2020 and the changes during the period then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2018	-	-
Granted	97,027	$5.82
Balance at December 31, 2019	97,027	$5.82
Granted	103,351	$5.56
Forfeited	(10,155)	$5.17
Balance at September 30, 2020	190,223	$5.71

e)	Dividends

During the nine months ended September 30, 2020, the Company paid three separate dividends of $0.01 per common share.

8.	OPERATING EXPENSES BY NATURE

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Compensation and benefits	$926	$1,086	$3,276	$2,476
Corporate administration	228	254	753	572
Listing and filing fees	30	91	208	496
Professional fees	98	80	453	248
Amortization	37	18	110	54
Operating expenses before share-based compensation	1,319	1,529	4,800	3,846
Share-based compensation	375	383	1,290	1,374
Total operating expenses	$1,694	$1,912	$6,090	$5,220

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

9.	DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Net income for the period	$14,437	$1,803	$18,373	$3,571
Basic weighted average number of shares	128,173,686	108,023,764	123,361,892	107,927,942
Basic earnings per share	$0.11	$0.02	$0.15	$0.03

Effect of dilutive securities
Warrants	4,028,770	8,703,676	8,593,062	7,919,064
Stock options	1,724,924	1,889,259	1,721,281	1,746,142
RSUs	58,385	-	52,539	-
Diluted weighted average number of common shares	133,985,765	118,616,699	133,728,774	117,593,148
Diluted earnings per share	$0.11	$0.02	$0.14	$0.03

The following table lists the number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and nine month periods ending September 30, 2020 of $4.76 and $4.53, respectively ($4.62 and $4.08 for the comparable periods in 2019).

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Warrants	-	-	-	-
Stock options	320,270	920,861	318,970	596,650
RSUs	1,263	31,994	424	10,782

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30		September 30
Changes in non-cash working capital:	2020	2019	2020	2019
Accounts receivable	$(2,992)	$(1,424)	$(4,787)	$(1,372)
Prepaid expenses and other	343	(304)	(222)	(285)
Trade payables and other	1,433	106	1,043	(438)
Deferred revenue	4,167	-	4,167	-
Changes in non-cash working capital	$2,951	$(1,622)	$201	$(2,095)

Significant non-cash transactions:
Settlement of receivables in equity investments	$-	$-	$1,519	$-

Cash and cash equivalents at the end of the period:
Cash at bank	$28,395	$5,064	$28,395	$5,064

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

11.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Compensation and benefits	$790	$614	$2,817	$1,874
Share-based compensation	335	293	1,127	1,188
Total compensation	$1,125	$907	$3,944	$3,062

During the three and nine month periods ended September 30, 2020, the Company purchased $0.7 million and $1.8 million, respectively ($0.7 million and $1.7 million for the comparable periods in 2019), of refined gold from Pan American Silver Corp. (“Pan American”) at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 15). As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

12.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Current tax expense	$5,784	$454	$6,680	$610
Deferred tax recovery	(1,187)	-	(1,187)	-
Income tax expense	$4,597	$454	$5,493	$610

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended		Nine months ended
	September 30		September 30
	2020	2019	2020	2019
Income before income taxes	$19,034	$2,257	$23,866	$4,181
Statutory tax rate	27%	27%	27%	27%
Expected income tax expense	$5,139	$610	$6,444	$1,129

Increase (decrease) due to:
Foreign tax rate differences	351	77	510	166
Non-deductible expenses	102	80	340	238
Withholding taxes	176	81	346	242
Change in unrecognized temporary differences	(787)	(394)	(1,684)	(845)
Recognition of temporary differences	(1,187)	-	(1,187)	-
Effect of true-ups in prior year temporary differences	803	-	724	(320)
Income tax expense	$4,597	$454	$5,493	$610

MAVERIX METALS INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Month Periods Ended September 30, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

13.	SEGMENT INFORMATION

For the three months ended September 30, 2020:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on amendment of royalty interest	Income before taxes	Cash from operations
	$	$	$	$	$	$	$
Beta Hunt	2,286	-	-	(184)	9,291	11,393	4,516
El Mochito	-	1,553	(348)	(430)	-	775	1,206
Florida Canyon	665	-	-	(172)	-	493	660
Hope Bay	1,452	-	-	(422)	-	1,030	593
Karma	735	-	-	(349)	-	386	657
La Colorada	-	1,811	(629)	(284)	-	898	1,181
Moose River	300	-	-	(161)	-	139	477
Moss	-	2,798	(545)	(920)	-	1,333	2,255
Mt. Carlton	557	-	-	(472)	-	85	851
Omolon	1,643	-	-	(1,022)	-	621	-
San Jose	538	-	-	(141)	-	397	388
Vivien	415	-	-	(50)	-	365	523
Other	98	-	-	(3)	-	95	230
Corporate	-	-	-	-	-	1,024	255
Consolidated total	8,689	6,162	(1,522)	(4,610)	9,291	19,034	13,792

For the three months ended September 30, 2019:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	1,740	-	-	(896)	844	1,196
El Mochito	-	1,404	(322)	(553)	529	1,083
Florida Canyon	342	-	-	(154)	188	398
Hope Bay	1,304	-	-	(537)	767	494
Karma	600	-	-	(445)	155	371
La Colorada	-	1,427	(645)	(243)	539	782
Moose River	327	-	-	(182)	145	283
Moss	-	1,254	(248)	(624)	382	1,005
Mt. Carlton	897	-	-	(294)	603	962
San Jose	381	-	-	(133)	248	411
Silvertip	226	-	-	(86)	140	307
Vivien	587	-	-	(185)	402	552
Other	65	-	-	(194)	(129)	65
Corporate	-	-	-	-	(2,556)	(1,875)
Consolidated total	6,469	4,085	(1,215)	(4,526)	2,257	6,034

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

For the nine months ended September 30, 2020:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on amendment of royalty interest	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$	$
Beta Hunt	6,156	-	-	(586)	9,291	14,861	8,291
El Mochito	-	2,173	(494)	(676)	-	1,003	1,680
Florida Canyon	1,789	-	-	(513)	-	1,276	1,855
Hope Bay	3,979	-	-	(1,257)	-	2,722	2,470
Karma	2,094	-	-	(1,327)	-	767	1,878
La Colorada	-	4,637	(1,757)	(726)	-	2,154	2,880
Moose River	1,164	-	-	(635)	-	529	1,230
Moss	-	5,753	(1,141)	(2,387)	-	2,225	4,613
Mt. Carlton	1,748	-	-	(1,495)	-	253	1,597
Omolon	2,607	-	-	(1,697)	-	910	732
San Jose	1,351	-	-	(430)	-	921	1,187
Silvertip	-	-	-	-	-	-	184
Vivien	1,230	-	-	(180)	-	1,050	1,216
Other	431	-	-	(51)	-	380	578
Corporate	-	-	-	-	-	(5,185)	(5,137)
Consolidated total	22,549	12,563	(3,392)	(11,960)	9,291	23,866	25,254

For the nine months ended September 30, 2019:

	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$
Beta Hunt	2,930	-	-	(1,534)	1,396	3,253
El Mochito	-	2,690	(639)	(1,139)	912	2,052
Florida Canyon	1,125	-	-	(525)	600	1,169
Hope Bay	2,308	-	-	(804)	1,504	1,390
Karma	1,573	-	-	(1,224)	349	1,348
La Colorada	-	3,475	(1,677)	(634)	1,164	1,797
Moose River	847	-	-	(475)	372	809
Moss	-	1,992	(396)	(1,029)	567	1,595
Mt. Carlton	2,535	-	-	(896)	1,639	2,313
San Jose	1,114	-	-	(427)	687	999
Silvertip	761	-	-	(260)	501	671
Vivien	1,669	-	-	(561)	1,108	1,506
Other	194	-	-	(194)	-	178
Corporate	-	-	-	-	(6,618)	(5,575)
Consolidated total	15,056	8,157	(2,712)	(9,702)	4,181	13,505

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

14.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At September 30, 2020, the capital structure of the Company consists of $277.5 million (December 31, 2019: $241.7 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive income, and deficit, and $35.0 million (December 31, 2019: $69.0 million) of drawn Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 6). The Company is in compliance with its debt covenants at September 30, 2020.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, and trade payables and other denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at September 30, 2020, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.3 million and other comprehensive income by $1.1 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at September 30, 2020, the Company had cash and cash equivalents of $28.4 million (December 31, 2019: $4.8 million) and working capital of $41.9 million (December 31, 2019: $19.9 million). In addition, at September 30, 2020 the Company had $85.0 million available under its Credit Facility (Note 6).

Other Risks

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The combined fair market value as at September 30, 2020 is $14.9 million (December 31, 2019: $7.1 million) (Note 5). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at September 30, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.1 million and net income by $0.4 million.

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2020 and December 31, 2019. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at September 30, 2020			As at December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$10,960	$-	$-	$7,006	$-	$-
Warrants	-	2,978	-	-	142	-
Convertible debenture	-	-	1,000	-	-	-
Total	$10,960	$2,978	$1,000	$7,006	$142	$-

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into discounted cash flow projections and comparable transactions. As a result, for the year ending December 31, 2019, the acquisition date fair values of royalty and other interests designated as Level 3 fair value measurements were $74.0 million.

15.	CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		$650
La Bolsa	5%		$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.
(2)	If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

MAVERIX METALS INC.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Nine Month Periods Ended September 30, 2020 and 2019
(Expressed in thousands of United States dollars, unless stated otherwise - unaudited)

16.	SUBSEQUENT EVENTS

Newmont Royalty Portfolio Acquisition

In October 2020, Maverix closed the previously announced agreement to acquire a portfolio of 11 gold royalties (the “Royalty Portfolio”) from Newmont Corporation for total upfront consideration of 12,000,000 common shares of the Company and $15.0 million in cash. In addition, Maverix has agreed to make contingent cash payments of up to $15.0 million if certain production milestones at certain underlying assets are achieved within five years of closing the purchase of the Royalty Portfolio. Certain royalties in the Royalty Portfolio are subject to rights of first refusal (“ROFR”), as well as the requirement for various transfer consents. Any proceeds from the exercise of ROFRs will be paid to Maverix.

Dividend Declared

On November 12, 2020, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on December 15, 2020 to shareholders of record as of the close of business on November 30, 2020.